Brookfield

2023
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield Renewable Partners L.P.

AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND FOR
THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	14	$1,034	$998
Restricted cash	15	144	139
Trade receivables and other current assets	16	1,553	1,860
Financial instrument assets	4	166	125
Due from related parties	19	212	123
Assets held for sale		—	938
		3,109	4,183
Financial instrument assets	4	1,730	1,500
Equity-accounted investments	13	1,707	1,392
Property, plant and equipment, at fair value	7	56,437	54,283
Intangible assets	3	7	209
Goodwill	12	1,555	1,526
Deferred income tax assets	6	181	176
Other long-term assets		837	842
Total Assets		$65,563	$64,111
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$1,189	$1,086
Financial instrument liabilities	4	442	559
Due to related parties	19	681	588
Corporate borrowings	8	126	249
Non-recourse borrowings	8	1,575	2,027
Provisions		65	83
Liabilities directly associated with assets held for sale		—	351
		4,078	4,943
Financial instrument liabilities	4	1,431	1,670
Corporate borrowings	8	2,586	2,299
Non-recourse borrowings	8	20,084	20,275
Deferred income tax liabilities	6	6,931	6,507
Provisions		607	600
Other long-term liabilities		1,527	1,531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	16,770	14,755
General partnership interest in a holding subsidiary held by Brookfield	9	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,809	2,892
BEPC exchangeable shares	9	2,595	2,561
Preferred equity	9	570	571
Perpetual subordinated notes	9	592	592
Preferred limited partners' equity	10	760	760
Limited partners' equity	11	4,166	4,096
Total Equity		28,319	26,286
Total Liabilities and Equity		$65,563	$64,111
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022
Revenues	19	$1,179	$1,105	$3,715	$3,515
Other income		116	22	203	107
Direct operating costs(1)		(496)	(344)	(1,322)	(1,060)
Management service costs	19	(43)	(58)	(155)	(199)
Interest expense	8	(370)	(313)	(1,166)	(873)
Share of earnings from equity-accounted investments	13	—	12	46	60
Foreign exchange and financial instruments gain (loss)	4	113	(70)	432	(119)
Depreciation	7	(448)	(385)	(1,335)	(1,175)
Other		(6)	(54)	(2)	(108)
Income tax (expense) recovery
Current	6	(9)	(33)	(89)	(106)
Deferred	6	(12)	41	25	36
		(21)	8	(64)	(70)
Net income (loss)		$24	$(77)	$352	$78
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$62	$35	$414	$217
General partnership interest in a holding subsidiary held by Brookfield	9	28	22	83	69
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(27)	(47)	(65)	(85)
BEPC exchangeable shares	9	(24)	(43)	(58)	(76)
Preferred equity	9	7	6	20	19
Perpetual subordinated notes	9	8	8	22	22
Preferred limited partners' equity	10	11	10	31	33
Limited partners' equity	11	(41)	(68)	(95)	(121)
		$24	$(77)	$352	$78
Basic and diluted loss per LP unit		$(0.14)	$(0.25)	$(0.34)	$(0.44)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022
Net income (loss)		$24	$(77)	$352	$78
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment		1	—	(43)	17
Actuarial gain (loss) on defined benefit plans		(2)	—	(8)	20
Deferred tax recovery (expense) on above item		(8)	—	2	(12)
Unrealized gain (loss) on investments in equity securities	4	2	(15)	4	(24)
Equity-accounted investments	13	—	—	6	4
Total items that will not be reclassified to net income		(7)	(15)	(39)	5
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(96)	(664)	775	(770)
Gain arising during the period on financial instruments designated as cash-flow hedges	4	24	46	202	40
Gain on foreign exchange swaps net investment hedge	4	48	112	29	164
Reclassification adjustments for amounts recognized in net income (loss)	4	(14)	36	(86)	128
Deferred income taxes on above items		(13)	(29)	(27)	(75)
Equity-accounted investments	13	12	(73)	(12)	(77)
Total items that may be reclassified subsequently to net income (loss)		(39)	(572)	881	(590)
Other comprehensive income (loss)		(46)	(587)	842	(585)
Comprehensive income (loss)		$(22)	$(664)	$1,194	$(507)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$59	$(347)	$1,013	$(270)
General partnership interest in a holding subsidiary held by Brookfield	9	27	21	84	69
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(36)	(97)	8	(99)
BEPC exchangeable shares	9	(32)	(86)	7	(88)
Preferred equity	9	(7)	(36)	19	(34)
Perpetual subordinated notes	9	8	8	22	22
Preferred limited partners' equity	10	11	10	31	33
Limited partners' equity	11	(52)	(137)	10	(140)
		$(22)	$(664)	$1,194	$(507)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
Net income (loss)	(41)	—	—	—	—	—	(41)	11	7	8	(24)	62	28	(27)	24
Other comprehensive income (loss)	—	(15)	(4)	—	7	1	(11)	—	(14)	—	(8)	(3)	(1)	(9)	(46)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	406	—	—	406
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(11)	(7)	(8)	(61)	(240)	(30)	(66)	(520)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(4)	(1)	—	(1)	—	—	(6)	—	—	—	2	(24)	1	3	(24)
Change in period	(137)	(16)	(7)	(1)	7	1	(153)	—	(14)	—	(91)	166	(2)	(99)	(193)
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319

Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	23,001
Net income (loss)	(68)	—	—	—	—	—	(68)	10	6	8	(43)	35	22	(47)	(77)
Other comprehensive income (loss)	—	(77)	1	—	8	(1)	(69)	—	(42)	—	(43)	(382)	(1)	(50)	(587)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	188	—	—	188
Disposal	—	—	—	—	—	—	—	—	—	—	—	(54)	—	—	(54)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(10)	(6)	(8)	(55)	(227)	(25)	(62)	(481)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	—	—	1
Other	—	1	—	—	1	—	2	—	1	—	1	(25)	—	1	(20)
Change in period	(155)	(76)	1	—	9	(1)	(222)	—	(41)	—	(140)	(465)	(4)	(158)	(1,030)
Balance, as at September 30, 2022	$(1,883)	$(899)	$6,487	$4	$(10)	$—	$3,699	$760	$560	$592	$2,314	$11,380	$53	$2,613	$21,971
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(95)	—	—	—	—	—	(95)	31	20	22	(58)	414	83	(65)	352
Other comprehensive income (loss)	—	88	(4)	—	20	1	105	—	(1)	—	65	599	1	73	842
Equity issuance (Note 11, 19)	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,987	—	—	1,987
Disposals (Note 3)	17	—	(17)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(286)	—	—	—	—	—	(286)	(31)	(20)	(22)	(180)	(641)	(87)	(199)	(1,466)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(263)	(21)	213	—	1	—	(70)	—	—	—	(13)	105	1	108	131
Change in period	(119)	83	85	—	20	1	70	—	(1)	—	34	2,015	(2)	(83)	2,033
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	23,996
Net income (loss)	(121)	—	—	—	—	—	(121)	33	19	22	(76)	217	69	(85)	78
Other comprehensive income (loss)	—	(58)	2	3	38	(4)	(19)	—	(53)	—	(12)	(487)	—	(14)	(585)
Issuance of Preferred LP Units	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	482	—	—	482
Disposal	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(267)	—	—	—	—	—	(267)	(33)	(19)	(22)	(165)	(1,035)	(75)	(188)	(1,804)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Other	—	1	5	1	—	—	7	—	—	—	5	(25)	—	6	(7)
Change in period	(367)	(57)	(7)	4	38	(4)	(393)	(121)	(53)	—	(248)	(923)	(6)	(281)	(2,025)
Balance, as at September 30, 2022	$(1,883)	$(899)	$6,487	$4	$(10)	$—	$3,699	$760	$560	$592	$2,314	$11,380	$53	$2,613	$21,971
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2023	2022	2023	2022
Operating activities
Net income (loss)		$24	$(77)	$352	$78
Adjustments for the following non-cash items:
Depreciation	7	448	385	1,335	1,175
Unrealized foreign exchange and financial instruments (gain) losses	4	(144)	116	(410)	222
Share of earnings from equity-accounted investments	13	—	(12)	(46)	(60)
Deferred income tax recovery (expenses)	6	12	(41)	(25)	(36)
Other non-cash items		(62)	56	(48)	68
Dividends received from equity-accounted investments	13	13	13	34	50
		291	440	1,192	1,497
Changes in due to or from related parties		5	2	44	4
Net change in working capital balances		67	(48)	172	(366)
		363	394	1,408	1,135
Financing activities
Proceeds from medium term notes	8	—	—	293	—
Corporate credit facilities, net	8	—	200	—	200
Commercial paper, net	8	127	157	(122)	597
Proceeds from non-recourse borrowings	8,19	1,307	2,381	3,736	5,807
Repayment of non-recourse borrowings	8,19	(1,261)	(496)	(4,460)	(2,933)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	406	118	1,987	413
Capital repaid to participating non-controlling interests – in operating subsidiaries		(35)	(54)	(35)	(75)
Issuance of equity instruments and related costs	9,11	—	—	630	115
Redemption and repurchase of equity instruments	10	(12)	—	(12)	(252)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(265)	(252)	(714)	(1,109)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(250)	(228)	(739)	(686)
Inflows from related party		41	1	143	1,077
Outflows to related party		(48)	(935)	(187)	(1,085)
		10	892	520	2,069
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	—	(602)	(87)	(1,381)
Investment in property, plant and equipment	7	(604)	(577)	(1,660)	(1,478)
Investment in equity-accounted investments		(55)	(67)	(179)	(141)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	145	22	217	140
Purchases of financial assets	4	(36)	(1)	(581)	(167)
Proceeds from financial assets	4	33	3	412	66
Restricted cash and other		(13)	38	(28)	38
		(530)	(1,184)	(1,906)	(2,923)
Foreign exchange (gain) loss on cash		(16)	(30)	14	(50)
Cash and cash equivalents
Increase (decrease)		(173)	72	36	231
Net change in cash classified within assets held for sale		5	—	—	—
Balance, beginning of period		1,202	1,059	998	900
Balance, end of period		$1,034	$1,131	$1,034	$1,131
Supplemental cash flow information:
Interest paid		$333	$273	$1,001	$804
Interest received		$45	$11	$75	$22
Income taxes paid		$29	$19	$157	$63
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2022 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2022 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 3, 2023.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$ and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to the ending balance of Cash and cash equivalents by $283 million, and a decrease of $49 million and $149 million to cash used in investing activities, respectively, for the three and nine months ended September 30, 2022.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

International Tax Reform - Amendments to IAS 12- Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. Brookfield Renewable has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
Brazil Wind Portfolio
On March 3, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The purchase price of this acquisition, including working capital and closing adjustments was $95 million. Brookfield Renewable holds an approximately 25% economic interest.
The preliminary purchase price allocations, at fair value, as at September 30, 2023, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil Wind Portfolio
Cash and cash equivalents	$10
Trade receivables and other current assets	9
Property, plant and equipment, at fair value	125
Other non-current assets	19
Accounts payable and accrued liabilities	(16)
Current portion of non-recourse borrowings	(4)
Non-recourse borrowings	(46)
Provisions	(2)
Fair value of net assets acquired	95
Purchase price	$95
On May 4, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 90% interest in a distributed generation platform with approximately 730 MW of development pipeline in Brazil. The purchase price of this acquisition was $4 million with fair value of assets acquired of $5 million and liabilities assumed of $1 million. Brookfield Renewable holds an approximately 20% economic interest.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Cleantech
On September 29, 2023, Brookfield Renewable, together with its institutional partners, formed a partnership with a renewable energy developer in India for a nominal amount. Brookfield Renewable, together with its institutional partners have a 51% interest and will invest up to $845 million ($170 million net to Brookfield Renewable) to create a development platform in India. Brookfield Renewable holds an approximate 10% economic interest.
U.S. Distributed Generation Portfolio
In the third quarter of 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States (together, “U.S. Distributed Generation Portfolio”). During the period ended September 30, 2023, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2022 does not correspond to the figures as disclosed in the 2022 Annual Report. The effect of the purchase price allocation finalization resulted in a decrease of $73 million to Goodwill and a corresponding increase of $36 million to Property, plant and equipment, a decrease of $7 million to Deferred tax assets, $33 million to Non-recourse borrowings, $3 million to Provisions, and $8 million to Financial instrument liabilities.
The final purchase price allocations, at fair value, as at September 30, 2023, with respect to the U.S. Distributed Generation Portfolio acquisition is as follows:

(MILLIONS)	U.S. Distributed Generation Portfolio
Cash and cash equivalents	$33
Restricted cash	6
Trade receivables and other current assets	13
Property, plant and equipment	744
Financial instruments assets	10
Deferred income tax assets	3
Other non-current assets	21
Accounts payable and accrued liabilities	(66)
Current portion of non-recourse borrowings	(10)
Financial instruments liabilities	(7)
Non-recourse borrowings	(312)
Provisions	(22)
Other long-term liabilities	(35)
Fair value of net assets acquired	378
Goodwill	236
Purchase price	$614
3. DISPOSAL OF ASSETS
On March 17, 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment. As a result of the disposition, Brookfield Renewable derecognized $667 million of total assets and $191 million of total liabilities from the consolidated statements of financial position. Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $34 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 17, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S that were acquired in 2022. There was no gain or loss on disposition recognized in the consolidated statements of income (loss) as a result of the disposition. Brookfield Renewable derecognized $254 million of total assets, $164 million of total liabilities, and non-controlling interest of $26 million from the consolidated statements of financial position.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

On September 20, 2023, Brookfield Renewable completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay for proceeds of approximately $112 million ($65 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $238 million of total assets and $193 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income of $5 million was reclassified to profit and loss. This resulted in a gain on disposition of $72 million ($42 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On September 20, 2023, Brookfield Renewable completed the sale of its 100% interest in a 26 MW solar asset in Uruguay for proceeds of approximately $41 million ($13 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $43 million of total assets and $1 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $13 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2022 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2023				December 31, 2022
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,034	$—	$—	$1,034	$998
Restricted cash(1)	202	—	—	202	191
Financial instrument assets(1)
IFRS 9 PPAs	—	—	14	14	2
Energy derivative contracts	—	46	—	46	37
Interest rate swaps	—	328	—	328	335
Foreign exchange swaps	—	60	—	60	16
Investments in debt and equity securities	—	45	1,403	1,448	1,235
Property, plant and equipment	—	—	56,437	56,437	54,283
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	—	(506)	(506)	(670)
Energy derivative contracts	—	(146)	—	(146)	(236)
Interest rate swaps	—	(70)	—	(70)	(82)
Foreign exchange swaps	—	(123)	—	(123)	(110)
Tax equity	—	—	(1,028)	(1,028)	(1,131)
Contingent consideration(2)	—	—	(75)	(75)	(68)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,443)	—	—	(2,443)	(2,362)
Non-recourse borrowing(1)	(2,025)	(18,932)	—	(20,957)	(21,117)
Total	$(3,232)	$(18,792)	$56,245	$34,221	$31,321
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2022 with obligations lapsing from 2023 to 2027.

There were no transfers between levels during the nine months ended September 30, 2023.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2023			December 31, 2022
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$14	$506	$(492)	$(668)
Energy derivative contracts	46	146	(100)	(199)
Interest rate swaps	328	70	258	253
Foreign exchange swaps	60	123	(63)	(94)
Investments in debt and equity securities	1,448	—	1,448	1,235
Tax equity	—	1,028	(1,028)	(1,131)
Total	1,896	1,873	23	(604)
Less: current portion	166	442	(276)	(434)
Long-term portion	$1,730	$1,431	$299	$(170)
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(33)	$(108)	$43	$(169)
IFRS 9 PPAs	46	(15)	117	(118)
Investment in debt and equity securities	(16)	(10)	54	(16)
Interest rate swaps	26	13	35	78
Foreign exchange swaps	14	52	8	88
Tax equity	85	29	146	91
Foreign exchange (loss) gain	(9)	(31)	29	(73)
	$113	$(70)	$432	$(119)
For the three and nine months ended September 30, 2023, the gains associated with debt and equity securities of $5 million and $15 million (2022: $2 million and $3 million) were recorded in Other income on the interim consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(21)	$(39)	$163	$(212)
IFRS 9 PPAs	(2)	(17)	35	(70)
Interest rate swaps	28	98	11	320
Foreign exchange swaps	19	4	(7)	2
	24	46	202	40
Foreign exchange swaps – net investment	48	112	29	164
Investments in debt and equity securities	2	(15)	4	(24)
	$74	$143	$235	$180
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(10)	$37	$(92)	$123
IFRS 9 PPAs	—	—	—	2
Interest rate swaps	1	(1)	2	3
Foreign exchange swaps	(5)	—	4	—
	$(14)	$36	$(86)	$128
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable’s operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not consolidate entities it does not control or exercises significant influence, as such, these entities have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2023:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$221	$62	$74	$64	$14	$12	$13	$83	$80	$—	$623	$(50)	$606	$1,179
Other income	3	1	—	54	1	1	—	14	4	46	124	(2)	(6)	116
Direct operating costs	(86)	(18)	(35)	(25)	(6)	(2)	(3)	(22)	(34)	(9)	(240)	24	(280)	(496)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	28	—	28
	138	45	39	93	9	11	10	75	50	37	507	—	320
Management service costs	—	—	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Interest expense	(66)	(5)	(21)	(20)	(6)	(2)	(3)	(28)	(8)	(28)	(187)	8	(191)	(370)
Current income taxes	3	(2)	(2)	1	1	—	—	4	(3)	—	2	(1)	(10)	(9)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(119)	(119)
Funds From Operations	75	38	16	74	4	9	7	51	39	(60)	253	—	—
Depreciation														(448)
Foreign exchange and financial instrument gain														113
Deferred income tax expense (recovery)														(12)
Other														(6)
Share of earnings from equity-accounted investments														(21)
Net income attributable to non-controlling interests														57
Net income (loss) attributable to Unitholders(2)														$(64)
(1)Share of earnings from equity-accounted investments of nil is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $62 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$212	$49	$65	$70	$19	$10	$10	$104	$80	$—	$619	$(42)	$528	$1,105
Other income	5	1	1	8	10	—	1	35	7	39	107	(7)	(78)	22
Direct operating costs	(90)	(10)	(21)	(32)	(6)	(1)	(2)	(25)	(35)	(9)	(231)	23	(136)	(344)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	1	27
	127	40	45	46	23	9	9	114	52	30	495	—	315
Management service costs	—	—	—	—	—	—	—	—	—	(58)	(58)	—	—	(58)
Interest expense	(52)	(6)	(15)	(18)	(2)	(1)	(2)	(27)	(7)	(25)	(155)	8	(166)	(313)
Current income taxes	1	(3)	(7)	—	(1)	(1)	(1)	(1)	(2)	—	(15)	—	(18)	(33)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes										(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(129)	(129)
Funds From Operations	76	31	23	28	20	7	6	86	43	(77)	243	—	—
Depreciation														(385)
Foreign exchange and financial instrument gain (loss)														(70)
Deferred income tax expense														41
Other														(54)
Share of earnings from equity-accounted investments														(5)
Net income attributable to non-controlling interests														94
Net (loss) attributable to Unitholders(2)														$(136)
(1)Share of loss from equity-accounted investments of $12 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2023:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$830	$181	$206	$222	$89	$29	$36	$281	$240	$—	$2,114	$(179)	$1,780	$3,715
Other income	11	4	5	90	6	2	1	37	18	80	254	(9)	(42)	203
Direct operating costs	(292)	(53)	(77)	(74)	(22)	(7)	(8)	(67)	(89)	(27)	(716)	84	(690)	(1,322)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	104	—	104
	549	132	134	238	73	24	29	251	169	53	1,652	—	1,048
Management service costs	—	—	—	—	—	—	—	—	—	(155)	(155)	—	—	(155)
Interest expense	(201)	(14)	(60)	(53)	(14)	(5)	(9)	(83)	(29)	(88)	(556)	24	(634)	(1,166)
Current income taxes	(1)	(6)	(14)	—	(2)	—	(1)	—	(4)	—	(28)	4	(65)	(89)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Preferred equity	—	—	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(28)	—	(28)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(349)	(349)
Funds From Operations	347	112	60	185	57	19	19	168	136	(263)	840	—	—
Depreciation														(1,335)
Foreign exchange and financial instrument gain														432
Deferred income tax expense (recovery)														25
Other														(2)
Share of earnings from equity-accounted investments														(30)
Net loss attributable to non-controlling interests														(65)
Net loss attributable to Unitholders(2)														$(135)
(1)Share of earnings from equity-accounted investments of $46 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $414 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2022:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$745	$142	$205	$241	$102	$23	$29	$297	$207	$—	$1,991	$(138)	$1,662	$3,515
Other income	7	21	1	8	21	—	2	90	23	63	236	(20)	(109)	107
Direct operating costs	(280)	(36)	(63)	(89)	(21)	(4)	(6)	(79)	(83)	(25)	(686)	62	(436)	(1,060)
Share of revenue, other income and direct operating costs from equity-accounted investments											—	96	5	101
	472	127	143	160	102	19	25	308	147	38	1,541	—	1,122	2,663
Management service costs	—	—	—	—	—	—	—	—	—	(199)	(199)	—	—	(199)
Interest expense	(143)	(18)	(39)	(50)	(11)	(4)	(8)	(81)	(29)	(65)	(448)	18	(443)	(873)
Current income taxes	(4)	(9)	(20)	—	(2)	(1)	(1)	(3)	—	—	(40)	7	(73)	(106)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes										(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(6)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(600)	(600)
Funds From Operations	325	100	84	110	89	14	16	224	118	(300)	780	—	—
Depreciation														(1,175)
Foreign exchange and financial instrument gain (loss)														(119)
Deferred income tax recovery														36
Other														(108)
Share of earnings from equity-accounted investments														(10)
Net income attributable to non-controlling interests														383
Net loss attributable to Unitholders(2)														$(213)
(1)Share of earnings from equity-accounted investments of $60 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $217 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2023
Cash and cash equivalents	$63	$31	$15	$36	$59	$14	$25	$208	$54	$1	$506	$(63)	$591	$1,034
Property, plant and equipment	15,282	1,751	2,198	3,567	642	433	324	2,971	2,413	—	29,581	(1,288)	28,144	56,437
Total assets	16,389	1,926	2,445	3,776	849	472	435	3,679	3,080	242	33,293	(809)	33,079	65,563
Total borrowings	4,139	255	623	1,169	366	118	257	2,275	944	2,723	12,869	(602)	12,104	24,371
Other liabilities	5,040	125	799	1,036	223	25	47	609	695	281	8,880	(207)	4,200	12,873
As at December 31, 2022
Cash and cash equivalents	$55	$15	$14	$48	$56	$22	$24	$139	$72	$—	$445	$(43)	$596	$998
Property, plant and equipment	15,331	1,743	1,826	3,563	650	346	294	3,046	2,337	—	29,136	(1,165)	26,312	54,283
Total assets	16,971	1,880	2,036	3,969	816	381	399	3,520	2,794	581	33,347	(587)	31,351	64,111
Total borrowings	4,206	258	526	1,356	358	83	238	2,382	928	2,556	12,891	(373)	12,332	24,850
Other liabilities	5,250	99	634	1,344	244	15	71	492	507	271	8,927	(204)	4,252	12,975

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Hydroelectric
North America	$234	$261	$942	$917
Brazil	69	37	202	130
Colombia	327	272	902	851
	630	570	2,046	1,898
Wind
North America	153	152	511	491
Europe	21	26	112	150
Brazil	43	30	97	68
Asia	54	42	159	124
	271	250	879	833
Utility-scale solar	186	191	524	540
Distributed energy & sustainable solutions	92	94	266	244
Total	$1,179	$1,105	$3,715	$3,515
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2023	December 31, 2022
United States	$29,652	$29,056
Colombia	9,785	8,264
Canada	7,420	7,560
Brazil	5,101	4,754
Europe	3,831	3,963
Asia	2,191	1,932
Other	164	146
	$58,144	$55,675

6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 15% for the nine months ended September 30, 2023 (2022: 47%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2022	$31,168	$11,302	$8,239	$242	$50,951
Additions, net(2)	1	113	18	—	132
Transfer from construction work-in-progress	21	270	562	1	854
Acquisitions through business combinations	—	125	4	—	129
Disposals	—	—	(30)	(5)	(35)
Items recognized through OCI:
Change in fair value	—	—	(2)	—	(2)
Foreign exchange	1,559	(34)	27	6	1,558
Items recognized through net income:
Depreciation	(476)	(499)	(336)	(24)	(1,335)
As at September 30, 2023	$32,273	$11,277	$8,482	$220	$52,252

Construction work-in-progress
As at December 31, 2022	$299	$1,132	$1,897	$4	$3,332
Additions	96	617	957	1	1,671
Transfer to property, plant and equipment	(21)	(270)	(562)	(1)	(854)
Acquisitions through business combinations	—	—	4	—	4
Items recognized through OCI:
Change in fair value	—	—	7	—	7
Foreign exchange	(5)	9	21	—	25
As at September 30, 2023	$369	$1,488	$2,324	$4	$4,185
Total property, plant and equipment, at fair value
As at December 31, 2022(3)	$31,467	$12,434	$10,136	$246	$54,283
As at September 30, 2023(3)	$32,642	$12,765	$10,806	$224	$56,437
(1)Includes biomass and cogeneration.
(2)Includes adjustments to purchase price allocations. Refer to Note 2 - Acquisitions for more details.
(3)Includes right-of-use assets not subject to revaluation of $59 million (2022: $64 million) in hydroelectric, $230 million (2022: $242 million) in wind, $234 million (2022: $215 million) in solar, and nil  (2022: nil) in other.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A 46 MW a portfolio of distributed generation assets in the U.S., with $96 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•A 48 MW portfolio of wind assets in China, with $53 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•A 50 MW portfolio of wind assets in China, with $68 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•A 34 MW portfolio of distributed generation assets in U.S., with $36 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

During the third quarter of 2023, Brookfield Renewable, together with its institutional partners purchased the remaining 49% of shares in a 110 MW portfolio of wind assets in China for approximately $19 million (approximately $5 million net to Brookfield Renewable). The purchase increased total ownership to 100% (25% net to Brookfield Renewable). Brookfield Renewable continues to consolidate the investment.
8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2023				December 31, 2022
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4.8	$—	—	N/A	5	$—	$—
Commercial paper	6.0	<1	126	126	5.1	<1	249	249
Medium Term Notes:
Series 4 (C$150)	5.8	13	110	109	5.8	14	111	114
Series 9 (C$400)	3.8	2	295	285	3.8	2	295	286
Series 10 (C$500)	3.6	3	368	345	3.6	4	369	350
Series 11 (C$475)	4.3	5	350	326	4.3	6	351	338
Series 12 (C$475)	3.4	6	350	307	3.4	7	351	316
Series 13 (C$300)	4.3	26	221	171	4.3	27	221	184
Series 14 (C$425)	3.3	27	313	202	3.3	28	314	218
Series 15 (C$400)(1)	5.9	9	295	293	5.9	10	295	307
Series 16 (C$400)	5.3	10	295	279	—	—	—	—
	4.3	10	2,597	2,317	4.1%	11	2,307	2,113
Total corporate borrowings			2,723	$2,443			2,556	$2,362
Add: Unamortized premiums(2)			2				2
Less: Unamortized financing fees(2)			(13)				(10)
Less: Current portion			(126)				(249)
			$2,586				$2,299
(1)Includes $11 million (2022: $7 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $126 million commercial paper outstanding as at September 30, 2023 (2022: $249 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2023	December 31, 2022
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Authorized letter of credit facility	500	500
Issued letters of credit	(319)	(344)
Available portion of corporate credit facilities(3)	$2,556	$2,531
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 20 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2023, Brookfield Renewable issued C$400 million of Series 16 medium-term notes. The medium-term notes have a fixed interest rate of 5.29% and a maturity date of October 28, 2033. The Series 16 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022, SONIA replaced the £ London Interbank Offered Rate (“LIBOR”), and Euro Short-term Rate (“€STR”) replaced € LIBOR. The Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at September 30, 2023, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.9	9	$8,886	$8,343	7.2	10	$8,813	$8,104
Wind	5.8	8	5,133	$5,092	5.4	8	5,943	5,824
Utility-scale solar	6.1	12	4,647	$4,571	5.6	13	4,625	4,502
Distributed energy & sustainable solutions(3)	6.2	6	3,035	2,951	4.6	7	2,940	2,687
Total	6.8	9	$21,701	$20,957	6.1	10	$22,321	$21,117
Add: Unamortized premiums(4)			90				105
Less: Unamortized financing fees(4)			(132)				(124)
Less: Current portion			(1,575)				(2,027)
			$20,084				$20,275
(1)Includes $739 million (2022: 1,838 million ) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $105 million (2022: $93 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Includes adjustments to purchase price allocations. Refer to Note 2 - Acquisitions for more details.
(4)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Brookfield Renewable’s financing and refinancing completed for the nine months ended September 30, 2023 are as follows:

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q1 2023	US	Distributed generation	7.03%	Financing	2026	$100 million
Q1 2023	China	Wind	4.4%	Financing	2040	CNY 971 million ($141 million)
Q1 2023	China	Wind	4.6%	Financing	2030	CNY 200 million ($29 million)
Q1 2023	China	Wind	4.6%	Financing	2039	CNY 70 million ($10 million)
Q1 2023	China	Wind	4.4%	Financing	2039	CNY 97 million ($14 million)
Q2 2023	India	Solar	MCLR	Financing	2043	INR 10 billion ($123 million)
Q2 2023	Brazil	Wind	CDI	Financing	2024	BRL $450 million ($93 million)
Q2 2023	Canada	Hydroelectric	6.19%	Financing	2045	CAD $30 million ($22 million)
Q2 2023	US	Solar	6.62%	Financing	2058 - 2060	$45 million
Q2 2023	US	Wind	SOFR	Refinancing	2033	$311 million
Q3 2023	Brazil	Wind	CDI	Financing	2047	BRL $300 million ($60 million)
Q3 2023	Canada	Solar	CDOR	Financing	2038(2)	CAD $34 million ($23 million)
Q3 2023	US	Wind	SOFR	Financing	2023	$193 million
Q3 2023	US	Wind	SOFR	Financing	2026	$175 million
Q3 2023	China	Wind	PBOC	Financing	2040	CNY 273 million ($37 million)
Q3 2023	Colombia	Hydro	IBR	Financing	2033	COP 687 billion ($169 million)
(1)Benchmarked financings bear a variable interest at the applicable rate plus a margin.
(2)Term conversion date in 2024 automatically rolling into a maturity of 2038.

In the second quarter of 2023, the Company extended the maturity of its $650 million credit facility associated with the United States business to mature in 2026.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2023	December 31, 2022
Participating non-controlling interests – in operating subsidiaries	$16,770	$14,755
General partnership interest in a holding subsidiary held by Brookfield	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,809	2,892
BEPC exchangeable shares	2,595	2,561
Preferred equity	570	571
Perpetual subordinated notes	592	592
	$23,393	$21,430

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Transition Fund I	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2022	$477	$2,617	$3,490	$2,134	$1,461	$1,148	$115	$2,159	$14	$1,140	$14,755
Net income	28	40	110	79	50	13	9	80	—	5	414
Other comprehensive income (loss)	(31)	33	216	42	—	(7)	—	394	3	(51)	599
Capital contributions	—	—	—	130	1,799	—	—	—	—	58	1,987
Disposal	(388)	—	(32)	—	(26)	—	—	—	—	(3)	(449)
Distributions	(24)	(60)	(153)	(114)	(77)	(35)	(3)	(128)	(1)	(46)	(641)
Other	27	1	(13)	4	(37)	166	—	—	—	(43)	105
As at September 30, 2023	$89	$2,631	$3,618	$2,275	$3,170	$1,285	$121	$2,505	$16	$1,060	$16,770
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	77% - 80%	50%	25%	53%	0.3%	0.3% - 71%

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2023, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $28 million and $83 million were declared during the three and nine months ended September 30, 2023, respectively (2022: $24 million and $71 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 23% by Brookfield and 2% by Brookfield Reinsurance Limited, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2023, exchangeable shareholders of BEPC exchanged 5,150 and 7,725 BEPC exchangeable shares, respectively, (2022: 3,834 and 11,918, respectively) for an equivalent number of LP units amounting to less than $1 million (2022: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC exchangeable Share for gross proceeds of $500 million.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2023, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2022: 194,487,939 units), 179,652,266 shares (December 31, 2022: 172,218,098 shares), and 3,977,260 units (December 31, 2022: 3,977,260 units), respectively.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2023, there were 469,300 LP units (2022: nil) repurchased and cancelled at a total cost of $12 million (2022: nil). During the three and nine months ended September 30, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$3	$4
Incentive distribution	28	24	83	71
	29	25	86	75
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	66	62	199	188
BEPC exchangeable shares held by
Brookfield	15	14	46	43
External shareholders
Total BEPC exchangeable shares	15	14	46	43
	$61	$55	$180	$165
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2023	2022	September 30, 2023	December 31, 2022
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$126	$126
Series 2 (C$113)(1)	3.11	7.6	April 2025	3	3	57	57
Series 3 (C$249)	9.96	4.4	July 2024	6	6	183	183
Series 5 (C$103)	4.11	5.0	April 2018	3	3	76	76
Series 6 (C$175)	7.00	5.0	July 2018	5	4	128	129
	31.03			$20	$19	$570	$571
(1) Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2023, totaled $7 million and $20 million, respectively (2022: $6 million and $19 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2023 and 2022.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The interest expense on the perpetual subordinated notes during the three and nine months ended September 30, 2023 of $8 million and $22 million, respectively (2022: $8 million and $22 million, respectively) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million as at September 30, 2023 (December 31, 2022: $592 million).
Distributions paid during the three and nine months ended September 30, 2023, totaled $8 million and $22 million, respectively (2022: $9 million and $22 million, respectively).
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2023	2022	September 30, 2023	December 31, 2022
Series 7 (C$175)	7.00	5.50	January 2026	5	6	128	128
Series 11 (C$250)(1)	—	5.00	April 2022	—	3	—	—
Series 13 (C$250)	10.00	6.05	April 2028	7	7	196	196
Series 15 (C$175)	7.00	5.75	April 2024	6	6	126	126
Series 17 ($200)	8.00	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6.00	5.50	April 2027	5	3	115	115
	38.00			$31	$33	$760	$760
(1)In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Limited Partnership units.
Distributions paid during the three and nine months ended September 30, 2023, totaled $11 million and $31 million, respectively (2022: $10 million and $33 million, respectively).
In the second quarter of 2023, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2023 and 2022.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC Exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.
As at September 30, 2023, 288,476,452 LP units were outstanding (December 31, 2022: 275,358,750 LP units) including 68,749,416 LP units (December 31, 2022: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2023, 93,728 and 231,007 LP units, respectively (2022: 43,294 and 190,486 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $2 million and $6 million, respectively (2022: $1 million and $7 million, respectively).

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

During the three and nine months ended September 30, 2023, shareholders of BEPC exchangeable shares exchanged 5,150 and 7,725 exchangeable shares, respectively (2022: 3,834 and 11,918 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2022: less than $1 million).
As at September 30, 2023, Brookfield Corporation and its affiliates’ held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Corporation’s direct and indirect interest of 304,589,491 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 46% of Brookfield Renewable on a fully-exchanged basis, Brookfield Reinsurance Limited’s direct and indirect interest of 8,609,969 LP units and BEPC exchangeable shares represents approximately 1% on a fully-exchanged basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Corporation holds a 24% direct limited partnership interest in Brookfield Renewable, a 40% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 23% direct interest in the exchangeable shares of BEPC as at September 30, 2023.
On an unexchanged basis, Brookfield Reinsurance Limited holds a 2% direct limited partnership interest in Brookfield Renewable and a 2% direct interest in the exchangeable shares of BEPC as at September 30, 2023.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2023, there were 469,300 LP units (2022: nil) repurchased and cancelled at a total cost of $12 million (2022: nil). An additional 100,000 LP Units were repurchased on September 29, 2023 but were not cancelled until October 4, 2023. During the three and nine months ended September 30, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

Distributions
The composition of distributions for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Brookfield	$23	$22	$70	$67
Brookfield Reinsurance	1	—	2	—
External LP unitholders	73	66	214	200
	$97	$88	$286	$267
In February 2023, Unitholder distributions were increased to $1.35 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect with the distribution paid in March 2023.
Distributions paid during the three and nine months ended September 30, 2023 totaled $93 million and $275 million (2022: $87 million and $261 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance , as at December 31, 2022	1,526
Disposal	(18)
Adjustments to purchase equation (1)	(73)
Foreign exchange and other	120
Balance, as at September 30, 2023	$1,555
(1)Refer to Note 2 - Acquisitions for more details.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2023:

(MILLIONS)	September 30, 2023
Balance, beginning of year	$1,392
Investment	202
Share of net income	46
Share of other comprehensive income	(6)
Dividends received	(34)
Change in basis of accounting	105
Foreign exchange translation and other	$2
Balance as at September 30, 2023	$1,707
On March 17, 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized $105 million as an equity-accounted investment for its interest.
During the first quarter of 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 4% equity interest in a sustainable agricultural solutions company in India for INR 7 billion ($86 million) (approximately INR 1.4 billion ($17 million) net to Brookfield Renewable).
During the second and third quarter of 2023, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. These subscriptions increased the total interest in Powen to 44% (8.8% net to Brookfield Renewable).
During the second quarter of 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading C&I renewable platform based in India with 4,500 MW of operating and development pipeline (“Cleanmax”) for INR 2.5 billion ($30 million) (approximately INR $500 million ($6 million) net to Brookfield Renewable). During the third quarter of 2023, Brookfield Renewable, together with institutional partners, subscribed for additional shares. This subscription increased the total interest to approximately 11% (2% net to Brookfield Renewable).

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Cash	$731	$728
Cash subject to restriction	253	268
Short-term deposits	50	2
	$1,034	$998

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Operations	$152	$93
Credit obligations	44	56
Capital expenditures and development projects	6	42
Total	202	191
Less: non-current	(58)	(52)
Current	$144	$139
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Trade receivables	$610	$672
Collateral deposits(1)	291	609
Short-term deposits and advances	90	113
Prepaids and other	161	86
Income tax receivable	74	74
Sales taxes receivable	79	73
Current portion of contract asset	60	54
Inventory	41	42
Other short-term receivables	147	137
	$1,553	$1,860
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Operating accrued liabilities	$431	$440
Accounts payable	308	276
Interest payable on borrowings	251	153
Income tax payable	32	78
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	58	53
Current portion of lease liabilities	36	33
Current portion of contract liability	32	24
Other	41	29
	$1,189	$1,086
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2023, Brookfield Renewable had $1 billion (2022: $1 billion) of capital expenditure commitments outstanding of which $597 million is payable in 2023, $434 million is payable in 2024, $11 million is payable in 2025 to 2027, and $3 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2023:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $255 million ($38 million)	20%	Q4 2023
U.S.	Nuclear Services	N/A	$4.5 billion	Approximately $450 million	Q4 2023
U.S.	Utility-scale solar	473 MW operating	$135 million	20%	First of three projects in Q4 2023
China	Wind	350 MW development	CNY $853 million ($125 million)	20%	First of two projects in Q4 2023
Europe	Utility-scale solar	649 MW operating 531 MW development	$900 million	17%	Q4 2023
Australia	Integrated power generator and energy retailer	7 GW of operating and contracted assets with $4.5 million customer accounts	A$9.53 per share, implying an enterprise value of A$19.7 billion for entire Origin	Up to $760 million	Q1 2024
U.S	Distributed energy & sustainable solutions	220 MW development	$14 million	20%	Q4 2023
U.S	Integrated developer and operator of renewable power	5,900 MW of operating and under construction 6,100 MW development	$1.08 billion	25%	Q4 2023
China	Wind	50 MW development	CNY 102 million ($14 million)	20%	Q4 2024
India	C&I renewable platform	4,500 megawatts of operating and development pipeline;	INR $15.4 billion ($188 million)	20%	Q4 2023
Brazil	Distributed energy & sustainable solutions	730 MW development	BRL $320 million ($64 million)	20%	2023-2026
Brazil	Wind	60 MW operating	BRL $112 million ($20 million)	25%	Q4 2023
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2023	December 31, 2022
Brookfield Renewable along with institutional partners	$99	$99
Brookfield Renewable's subsidiaries	1,460	1,510
	$1,559	$1,609
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield and Brookfield Reinsurance Ltd (“Brookfield Reinsurance”).
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2023 (December 31, 2022: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2023 totaled nil (2022: nil and less than $1 million, respectively).
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues
Power purchase and revenue agreements	$—	$—	$12	$22

Direct operating costs
Energy marketing fee & other services	(2)	—	(7)	(4)

Interest expense
Borrowings	$(7)	$—	$(17)	$—
Contract balance accretion	(3)	(2)	$(18)	$(14)
	$(10)	$(2)	$(35)	$(14)

Other
Distribution income	$2	$—	$7	$—
Related party services(1)	$4	$(1)	$19	$(3)

Management service costs	$(43)	$(58)	$(155)	$(199)
(1)Includes financial instrument gain and (loss).

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2023	December 31, 2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$60	$54

Due from related parties
Amounts due from	Brookfield	157	105
	Equity-accounted investments and other	55	18
		212	123
Financial instrument assets
	Brookfield	167	395
	Brookfield Reinsurance	8	—

Non-current assets
Other long-term assets
Contract asset	Brookfield	313	341

Due from related parties
	Equity-accounted investments and other	130	128

Current liabilities
Contract liability	Brookfield	32	24

Financial instrument liabilities	Brookfield Reinsurance	—	3

Due to related parties
Amounts due to	Brookfield	297	205
	Equity-accounted investments and other	37	24
	Brookfield Reinsurance	307	321
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	40	38
		681	588

Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	3

Corporate borrowings	Brookfield Reinsurance	11	7

Non-recourse borrowings	Brookfield Reinsurance and associates	105	93
Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	1
Contract liability	Brookfield	673	662
		$674	$663
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2023
Current assets	$67	$390	$2,642	$840	$3,100	$(3,930)	$3,109
Long-term assets	4,934	240	2	44,991	62,377	(50,089)	62,454
Current liabilities	70	7	44	8,085	3,727	(7,855)	4,078
Long-term liabilities	—	—	2,586	14	30,566	—	33,166
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	16,770	—	16,770
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,809	—	—	2,809
BEPC exchangeable shares	—	—	—	—	2,595	—	2,595
Preferred equity	—	569	—	—	1	—	570
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
As at December 31, 2022
Current assets	$61	$391	$2,336	$834	$4,172	$(3,611)	$4,183
Long-term assets	4,860	241	3	33,830	59,860	(38,866)	59,928
Current liabilities	60	7	30	7,877	4,455	(7,486)	4,943
Long-term liabilities	—	—	2,299	16	30,567	—	32,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	14,755	—	14,755
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,892	—	—	2,892
BEPC exchangeable shares	—	—	—	—	2,561	—	2,561
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2023
Revenues	$—	$—	$—	$—	$1,179	$—	$1,179
Net income (loss)	(30)	—	—	(332)	444	(58)	24
Three months ended September 30, 2022
Revenues	$—	$—	$—	$—	$1,105	$—	$1,105
Net income (loss)	(58)	—	1	(500)	85	395	(77)
Nine months ended September 30, 2023
Revenues	$—	$—	$—	$—	$3,715	$—	$3,715
Net income (loss)	(64)	—	2	(793)	1,221	(14)	352
Nine months ended September 30, 2022
Revenues	$—	$—	$—	$—	$3,515	$—	$3,515
Net income (loss)	(88)	—	(2)	(907)	448	627	78
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of the 50% interest in X-Elio that was currently not owned for total consideration of $918 million ($76 million net to Brookfield Renewable for approximately 4% interest). Brookfield Renewable now holds an approximate 17% economic interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for approximately $1.08 billion (approximately $270 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable together with its institutional partners, subscribed for additional shares in Cleanmax for INR 9.8 billion ($118 million) (approximately INR $2 billion ($23.6 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 36% (approximately 7% net to Brookfield Renewable) and results in majority control of the board of directors.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a leading independent UK renewables developer with approximately 260 MW of onshore wind assets and approximately 800 MW of near-term developments, and an additional 3 GW of later stage projects, for £483 million ($589 million) (expected £97 million ($118 million) net to Brookfield Renewable). The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2023.

Brookfield Renewable Partners L.P.	Q3 2023 Interim Consolidated Financial Statements and Notes	September 30, 2023

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Stephen Westwell
Patricia Zuccotti
Dr. Sarah Deasley
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2022 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com xD

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN